Cybin Highlights 2022 Accomplishments and Milestones
- Strategic initiatives and pipeline advancements support clinical development of CYB003 and CYB004 exploring potential therapeutic benefits using psychedelic-based molecules -
TORONTO, CANADA – December 20, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American: CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, is pleased to provide a year-end summary of its key milestone accomplishments in 2022.
"2022 was a momentous year marked by steady progress across our pipeline of differentiated psychedelic-based therapeutics and partnerships targeting mental health. Most notable were the advancements of our two lead programs, CYB003 and CYB004, into clinical stage - within less than 18 months since discovery – which is a remarkable accomplishment, and a true testament to the strength of our team,” said Doug Drysdale, Cybin’s Chief Executive Officer. “Along with our clinical programs, we have continued to execute on strategic opportunities to strengthen our intellectual property and generate value creation through the expansion of our preclinical drug discovery platform. Heading into 2023, we remain committed to leading the development of our innovative investigational therapies to address significant unmet needs for people with mental health conditions and delivering on key 2023 data catalysts, including top-line data from our ongoing CYB003 and CYB004 trials.”
2022 Highlights:
Transitioned CYB003 from preclinical stage to a first-in-human trial, marking the first novel deuterated psilocybin analog to ever enter clinical development. CYB003, the Company’s proprietary deuterated psilocybin analog, has demonstrated several key advantages over oral psilocybin in preclinical studies, including faster onset of action, shorter duration of effect, and less variability in plasma levels. CYB003’s therapeutic profile as a differentiated treatment for major depressive disorder was highlighted in poster presentations at multiple scientific conferences in 2022. The Company expects to provide an interim safety and pharmacokinetic readout from the Phase 1/2a trial in early 2023.

Accelerated the development of CYB004 with the strategic acquisition of a Phase I DMT study (CYB004-E). The CYB004-E study evaluating IV N,N-dimethyltryptamine (“DMT”) is expected to yield essential safety and dosing optimization data that will inform further clinical advancement of CYB004 (deuterated DMT) for the treatment of anxiety disorders. To date, the trial has completed dosing of four out of five cohorts with no clinically significant safety or tolerability issues. During the year, Cybin secured intellectual property (“IP”) protection for

CYB004, including a U.S. patent covering CYB004 composition of matter and filed patent applications for inhalation delivery of multiple psychedelic molecules, including CYB004. In April 2022, the Company announced positive preclinical data demonstrating the significant advantages of CYB004 over intravenous and inhaled DMT, including rapid onset and longer duration of action. Cybin expects to provide an update on the Phase 1 CYB004-E study in the first quarter of 2023.

Strengthened the Company’s IP through the strategic acquisition of an exclusive license to a targeted catalog of psychedelic-based compounds from Mindset Pharma Inc. The exclusive license provides Cybin with access to an expansive number of preclinical molecules that complement the Company’s R&D strategy and current preclinical library and also serves to expand the Company’s discovery and development platform.

Continued to grow its IP portfolio to support current and planned preclinical studies and future development programs. Over the course of 2022, Cybin continued to strengthen its intellectual property portfolio that now includes access to over 35 patents and applications across 6 patent families through internal filings and licensing arrangements.

Initiated and expanded a psychological support training program for psychedelic-based treatments utilizing EMBARK, a leading-edge model of psychedelic-assisted psychotherapy co-developed by Dr. Alex Belser, Cybin’s Chief Clinical Officer. The EMBARK model is currently being implemented in two clinical-stage trials, including Cybin’s Phase 1/2a trial evaluating the Company’s investigational deuterated psilocybin analog, CYB003.

Awarded Psilocybin Company of the Year at the Second Annual Microdose Awards, recognizing Cybin’s leadership in innovating psilocybin-based therapeutics and commitment to improving the lives of patients. The award marks the second year in a row Cybin was awarded a Microdose Award as voted on by the psychedelic industry.

Launched a US$35 million At-The-Market equity program to support the Company’s ongoing operations and future pipeline growth and strategic opportunities.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the anticipated results and potential of the Company’s CYB003 Phase 1/2a trial; the Company’s plans to provide an interim safety and PK readout from the Phase 1/2a study in early 2023; statements regarding the Company’s Phase 1 DMT clinical study for CYB004-E and anticipated results; and the Company’s plan to engineer proprietary drug development platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and six month periods ended September 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com - or - media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601